To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Service Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Prince Edward Island Securities Office

We have read the statements made by Merus Labs International Inc. in the attached copy of Change of Auditor Notice dated April 13, 2012, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated April 13, 2012.

Yours very truly,

PricewaterhouseCoopers LLP
Mississauga, April 13, 2012

PricewaterhouseCoopers LLP, Chartered Accountants
Mississauga Executive Centre, One Robert Speck Parkway, Suite 1100, Mississauga, Ontario, Canada L4Z3M3
T: +1 905 949 4700, F. +1 416 814 322o.www.pwc.com/ca

"PwC' refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.